April 30, 2025

Mack Leath
Chief Executive Officer
Mitesco, Inc.
505 Beachland Blvd., Suite 1-377
Vero Beach, Florida 32963

       Re: Mitesco, Inc.
           Registration Statement on Form S-1
           Filed April 18, 2025
           File No. 333-286619
Dear Mack Leath:

       We have conducted a limited review of your registration statement and have the following comments..

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that your common stock is quoted on the Pink Market. On page 6, you disclose that the selling stockholders may offer or sell the shares covered by this registration statement through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the Pink Market, because the Pink Market is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-
       K. Please revise here and elsewhere to disclose a fixed price at which the selling shareholders will offer and sell their shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices.
 April 30, 2025
Page 2

Exhibits

2. The auditor consent filed as Exhibit 23.1 states that the auditor consents to the use of its report dated March 31, 2025, relating to its audit of the company "for the period
       January 1 to December 31, 2024." Please file a revised auditor consent that clarifies that the referenced audit report covers to the audit of the company for the periods of
       January 1, 2023 to December 31, 2023 and January 1, 2024 to December 31, 2024.
Signatures, page 62

3. We note that the text of the Signatures section includes a reference to the requirements of the Securities Exchange Act of 1934. Please revise this reference to refer to the requirements of the Securities Act of 1933.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Joel D. Mayersohn